

December 4, 2007

By facsimile to (310) 552-5001 and U.S. Mail

Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070, People's Republic of China

Re: China Architectural Engineering, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed November 29, 2007
        File No. 333-146851

Dear Mr. Luo:

        We reviewed the filing and have the comments below.

Registration Statement's Facing Page

1.   Refer to prior comment 1. Your fee table should indicate that you are registering the
        exercise of the warrants by purchasers of the warrants in this offering. We note the
        revised disclosure in the first paragraph's last sentence on the prospectus' outside front
        cover page. Please revise.

Exhibit 5.1

2.   We assume that the phrase "upon exercise of issuable" under (iv) is inadvertent. Please
        revise.

3.   We note that counsel has assumed "the due execution and delivery of all documents
        where due execution and delivery are prerequisites to the effectiveness thereof." It is
        inappropriate for counsel to include assumptions that are too broad, that assume away the

issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise.

4.   We note the statements:

- "We are furnishing this opinion letter to you solely in connection with the Registration Statement."

- "You may not rely on this opinion letter in any other connection, and it may not be furnished or relied upon by any other person for any purpose, without our specific prior written consent."

Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. Please revise.

5.   Counsel must consent also to being named in the registration statement. Please revise.

<u>Exhibit 5.2</u>

6.   We note the assumptions made by counsel in subparagraphs (b), (c), (d), (h), (i), (l), (m), (n), and (o) under 2 and the reservation made by counsel in subparagraph (p) under 4. As noted above, it is inappropriate for counsel to include assumptions that are too broad, that assume away the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise.

7.   We note the statements:

- "This opinion is given to the addressee for the sole benefit of itself and in connection with the Transaction Documents."

- "This opinion is given solely to you in support of the filing of the Registration Statement and it may not be delivered to nor relied upon by any other person or for any other purpose nor is to be quoted or referred to in any document or filed with any person save with our prior written consent."

As noted above, disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. Please revise.

8.   Counsel must consent also to being named in the registration statement. Please revise.

Closing

       File an amendment to the S-1 in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

       We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

       If CAEI requests acceleration of the registration statement's effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:
-
- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CAEI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

       The Commission's Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

       We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas J. Poletti, Esq.
       Anh Q. Tran, Esq.
       Kirkpatrick & Lockhart Preston Gates Ellis LLP
       10100 Santa Monica Boulevard, 7th Floor
       Los Angeles, CA 90067